

July 23, 2010

Mr. Ashleigh Palmer
President and Chief Executive Officer
Unigene Laboratories, Inc.
81 Fulton Street
Boonton, NJ 07005

> **Re: Unigene Laboratories, Inc.**
> **Form 10-K**
> **Filed March 16, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2010**
> **File No. 000-16005**

Dear Mr. Palmer:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K filed March 16, 2010

Business
Strategy, page 4

1. Please expand your disclosure regarding your agreements with Upsher-Smith, Tarsa, GlaxoSmith Kline and Novartis to include the term of the agreement, aggregate potential milestone payments, and the royalty rate or a reasonable range within which the royalty rate falls, for example "single digits," teens," "twenties," etc. For agreements with increasing royalty rates, please indicate the minimum and maximum rate.

2. Please expand your description of your arrangements with Yale University and Queen
    Mary, University of London. You discussion should include:

    - the nature of the arrangement;
    - products or product candidates dependent on the arrangement;
    - each party's rights and obligations;
    - payment provisions, including payments made to date, aggregate potential
      milestone payments, minimum annual payments, royalty rates or a range of
      royalty rates; and term and termination provisions, as applicable.

    Additionally, please file any agreements relating to these arrangements or provide an
    analysis supporting your determination that you are not substantially dependent on each
    agreement.

Notes to Financial Statements

Note 7. China Joint Venture, page 37

3. You disclose that "The technologies and know-how that we have agreed to license to the
    joint venture have been assigned a total value of $4,500,000…" Based on your
    disclosures at page 18, the joint venture determined the value of the assets. Please
    disclose the methodology and assumptions used by the joint venture and why you believe
    the value determined by the joint venture for the value of the technologies and know-how
    represents the fair value of the assets transferred.

4. Regarding the technology and know-how transferred to the China joint venture, you
    disclose at page 37 "the gain is being recognized beginning in 2008 over 17 years, the
    estimated life of the transferred assets…" Please provide us your accounting analysis
    including reference to the applicable paragraph(s) and section(s) in the Accounting
    Standard Codification as to why you are recognizing the gain over the estimated life of
    the transferred assets and why gain was not recognized immediately. In your response,
    address why your treatment of the gain in this transaction differed from that in the Tarsa
    transaction, in which you recognized the gain immediately. In addition, please revise
    your disclosure to indicate where in your balance sheet you reflect the $4.5 million
    deferred gain, net of amounts recognized.

Definitive Proxy Statement filed April 29, 2010

Corporate Governance
Board's Role in Risk Oversight, page 2

5. We note your statement that "The Compensation Committee has also considered whether
    the Company's compensation policies and practices create risks that are reasonably likely
    to have a material adverse effect on the Company." We note, however, that you have not

included any further disclosure of the Compensation Committee's determination with respect to the company's exposure to such risks. Please advise us of the basis for your conclusion that such disclosure is not necessary and describe the process you undertook to reach that conclusion.

Elements of Executive Pay, page 25

6. On page 24 you have indicated that your compensation program is designed to reward individual performance in achieving Company goals and objectives and annual cash bonuses are designed to keep employees focused on individual performance goals. Additionally, on page 25 you reference the CEO's individual performance objectives. We note that you did not issue cash bonuses for the year ended December 31, 2009. Please describe each named executive officer's individual goals and the level of achievement. To the extent that the level of achievement was considered in determining the stock option awards, please explain how the amount of the awards was determined. If these goals were not used to determine the stock option awards, please describe the factors that were considered in determining the stock option awards.

7. We note the Company goals of moving toward profitability and reducing the reliance on outside financing. If these goals were defined with any specificity, please provide a more detailed description of them. To the extent the goals were quantified, your description should also be quantified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney at (202) 551-3873 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant